UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42648

NEXUS ADVANCED TECHNOLOGIES INC.

(formerly K Wave Media Ltd.)

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Item 1.01	Announcement of Execution of ATM Consent, Note Repayment and Warrant Exchange Agreement

On October 5, 2026, Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.) (the “Company”) announced its entry into an ATM Consent, Note Repayment and Warrant Exchange Agreement (the “Agreement”), dated October 2, 2026, with Anson Investments Master Fund L.P. (“AIMF”) and Anson East Master Fund L.P. (“AEMF” and, together with AIMF, the “Holder”), each a Cayman Islands exempted limited partnership. AIMF also acts as collateral agent under the Securities Purchase Agreement dated July 3, 2025, as amended (the “SPA”). The Agreement governs (i) the Company’s at-the-market offering (the “ATM”), (ii) the application of ATM proceeds to repay the Company’s Senior Secured Convertible Notes due July 12, 2027 (the “Note”), and (iii) the amendment of the Holder’s existing warrants to permit cashless exchange for ordinary shares.

A copy of the press release announcing the Agreement is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

ATM Consent and Limited Waiver

The Holder consents to the Company’s ATM during the period from the week of September 28, 2026 through March 31, 2027 (the “ATM Consent Period”), conducted pursuant to the Company’s effective Form F-3 registration statement. The Company has agreed not to sell under the ATM at a price below $2.00 per share, subject to customary commissions and fees.

The Holder waives provisions of the Note, SPA and related documents that would otherwise prohibit the ATM, require notice, participation, consent or mandatory redemption, or limit the offering—including the Variable Rate Transaction prohibition in Section 4.12(b) and the participation right in Section 4.19 of the SPA—solely for ATM sales during the ATM Consent Period. The waiver is subject to suspension upon the Company’s uncured material default of any payment or delivery obligation for five business days.

Application of ATM Proceeds

Within three business days after each ATM settlement, the Company must pay the Holder 20% of net cash proceeds after commissions and documented expenses (each, an “ATM Payment”). Payments are made by wire transfer, allocated pro rata between the Holder Funds based on Note principal, accompanied by a statement of shares sold, proceeds, and deductions. The Holder applies each ATM Payment first to accrued interest and late fees, then to principal. Unpaid amounts bear interest at 8% per annum from the third business day after the due date.

Warrant Acknowledgment, Amendment and Exchange

The Agreement confirms that, after giving effect to the 1-for-30 reverse split on August 3, 2026 and all required adjustments, the existing warrants (the “Existing Warrants”) are exercisable for 8,310,250 ordinary shares at $1.90 per share.

The Agreement amends the Existing Warrants to permit cashless exchange. The Holder may, at any time from September 25, 2026, surrender all or any portion of the Existing Warrants in exchange for ordinary shares (the “Exchange Shares”) equal to the warrant shares exchanged multiplied by 0.5415 (the “Exchange Ratio”), rounded to the nearest whole share (a “Cashless Exchange”). Total Exchange Shares issuable are 4,500,000 (AIMF: 3,510,000; AEMF: 990,000). No cash consideration is payable.

Exchange Shares must be delivered via DTC’s Deposit/Withdrawal at Custodian system, without restrictive legend, by the first trading day after receipt of an exchange notice. The shares are issued under Section 3(a)(9) of the Securities Act, and the holding period tacks to the Existing Warrants’ issuance date for Rule 144 purposes.

Volume Limitation

During the period from the effective date until the earlier of the Holder’s sale of all Exchange Shares or the end of the ATM Consent Period (the “Leak-Out Period”), the Holder may not sell Exchange Shares or Note conversion shares exceeding 15% of daily Nasdaq trading volume as reported by Bloomberg (the “Volume Limitation”). The Volume Limitation does not restrict exchange notices, share issuances, pledges, affiliate transfers, or private transactions.

Note Terms and Subsequent Adjustments

The Note remains in effect under existing terms. Upon payment of $2,500,000 (the “Agreed Payment Amount”), the Note becomes convertible solely at a fixed price equal to the three-day VWAP preceding payment, and all anti-dilution, price reset and ratchet provisions terminate. Once Note principal falls below $500,000, the Variable Rate Transaction prohibition in Section 4.12 is waived, and participation rights under Section 4.19 continue for ten months.

Representations, Covenants and Compliance

The Company represents that the Agreement and warrant amendment have been duly authorized, and no shareholder, Nasdaq or other approval is required for the amendment or Exchange Share issuance. The Company submitted a “Cayman Home Country Practice” letter to Nasdaq on September 30, 2026 and believes Rule 5635(d) is not triggered. The Exchange Shares will be duly authorized, validly issued, fully paid and non-assessable, free of liens or restrictive legends (other than securities law restrictions), with sufficient authorized shares reserved and Nasdaq listing approved.

Disclosure Obligations

The Company must furnish a Form 6-K disclosing all material terms by 9:00 a.m. New York time on the first business day after the effective date, with the Agreement attached (the “Cleansing 6-K”). Upon furnishing, the Holder will not possess material non-public information received from the Company.

Governing Law and Enforcement

The Agreement is governed by New York law. The Company acknowledges that breach would cause irreparable harm and agrees the Holder is entitled to specific performance and injunctive relief without proving damages or posting bond. Each Holder Fund’s obligations are several, not joint. The Agreement is a Transaction Document under the SPA and Note, with the SPA’s prevailing-party fee and dispute provisions applying mutatis mutandis.

The foregoing description is qualified in its entirety by reference to the Agreement, filed as Exhibit 99.2 and incorporated herein by reference.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Incorporation by Reference

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-297167) of the Company, filed with the Commission, and any amendments thereto, and any other registration statements filed by the Company to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 5, 2026
99.2	ATM Consent, Note Repayment and Warrant Exchange Agreement, dated October 2, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Advanced Technologies Inc.

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Chief Executive Officer

Date: October 5, 2026

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